On May 8, 2006, and effective as of that date, Ernst &
Young, LLP (E&Y) resigned as the independent accountants of the Funds. E&Y was previously engaged as the independent registered public accounting firm to audit the Funds' financial statements.

E&Y issued reports on the Funds' financial statements as of August 31, 2004 and August 31, 2005. These reports did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

The resignation of E&Y was accepted by the Funds' Audit
Committee and by the Board of Directors.

During the fiscal year ended August 31, 2004 and the fiscal year ended August 31, 2005 there were no disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of E&Y, would have caused it to make reference to the subject matter of the disagreements in connection with its report. During the fiscal year ended August 31, 2004 and the fiscal year ended August 31, 2005, none of the events enumerated in paragraphs (1)(v)(A) through (D) of Item 304(a) of Regulation S-K occurred.

On May 2, 2006, the Board of Directors of the Funds selected
PricewaterhouseCoopers LLP (PWC) as the independent registered public accounting firm to audit the books and records of the Funds for their fiscal year ended August 31, 2006. In addition to audit services, PWC will provide assistance on accounting, internal control, tax and related matters.

The Funds provided E&Y with a copy of these disclosures and have requested E&Y to furnish the Funds with a letter addressed to the Commission stating whether it agrees with the statements made by the Funds herein and, if not, stating the respects in which it does not agree. A copy of such letter is filed as an exhibit to this Form N-SAR.